UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Achieve Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

004468500
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004468500	13G/A	Page 1 of 7 Pages

1.	NAME OF REPORTING PERSONS Catalysis Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 307,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 307,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 6,088,914 outstanding shares of Common Stock (as defined below) as of December 4, 2020, as represented by the Issuer in the Form 424B4 filed with the Securities and Exchange Commission ("SEC") on December 4, 2020. The number of outstanding shares includes full exercise of the underwriter's option to purchase additional shares in the offering described in the Prospectus.

CUSIP No. 004468500	13G/A	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Francis Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 307,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 307,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC,OO

(2)	See Note (1) Above.

CUSIP No. 004468500	13G/A	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS John Francis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 22,150
	6.	SHARED VOTING POWER 319,000 (See Note 3)
	7.	SOLE DISPOSITIVE POWER 22,150
	8.	SHARED DISPOSITIVE POWER 319,000 (See Note 3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,150
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (See Note 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(3) John Francis and his wife hold 12,000 shares jointly and John Francis shares voting and dispositive power of the shares.

(4) See Note (1) Above.

CUSIP No. 004468500	13G/A	Page 4 of 7 Pages

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on January 7, 2021 with respect to the Common Stock of the Issuer (the “Schedule 13G“). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are amended and restated to read in their entirety as follows:

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

Item 4.	Ownership

(i)	Catalysis Partners, LLC

(a)	Amount beneficially owned: 307,000 (See Note 5)

(b)	Percent of class: 5.0% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 307,000 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 307,000 (See Note 5)

(ii)	Francis Capital Management, LLC

(a)	Amount beneficially owned: 307,000 (See Note 5)

(b)	Percent of class: 5.0% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 307,000 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 307,000 (See Note 5)

(iii)	John Francis

(a)	Amount beneficially owned: 341,150 (See Note 5)

(b)	Percent of class: 5.6% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 22,150

(ii)	Shared power to vote or to direct the vote: 319,000 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 22,150

(iv)	Shared power to dispose or to direct the disposition of: 319,000 (See Note 5)

CUSIP No. 004468500	13G/A	Page 5 of 7 Pages

Note 5:

Francis Capital Management, LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Francis Capital Management, LLC, which serves as the general partner and investment manager to Catalysis Partners, LLC, (the "Fund"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Mr. John Francis, as Managing Member of Francis Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund.

Note 6:

Based on 6,088,914 outstanding shares of Common Stock as of December 4, 2020, as represented by the Issuer in the Form 424B4 filed with the SEC on December 4, 2020. The number of outstanding shares includes full exercise of the underwriter's option to purchase additional shares in the offering described in the Prospectus.

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

Catalysis Partners, LLC

By: Francis Capital Management, LLC, its General Partner

By: /s/ John Francis

Name: John Francis

Title: Managing Member

Francis Capital Management, LLC

By: /s/ John Francis

Name: John Francis

Title: Managing Member

John Francis

By: /s/ John Francis

CUSIP No. 004468500	13G/A	Page 6 of 7 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 16, 2021

Catalysis Partners, LLC

By: Francis Capital Management, LLC, its General Partner

By: /s/ John Francis

Name: John Francis

Title: Managing Member

Francis Capital Management, LLC

By: /s/ John Francis

Name: John Francis

Title: Managing Member

John Francis

By: /s/ John Francis

CUSIP No. 004468500	13G/A	Page 7 of 7 Pages